SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 +1 650 565 7000 +1 650 565 7100 FAX AMERICA • ASIA PACIFIC • EUROPE

April 8, 2022

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Claire Erlanger Eiko Yaoita Pyles

Re:	SMART Global Holdings, Inc. Form 10-K for the Fiscal Year Ended August 27, 2021 Filed October 25, 2021 Form 8-K filed January 4, 2022 File No. 001-38102

Ladies and Gentlemen:

SMART Global Holdings, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 31, 2022 concerning (i) the Form 10-K for the fiscal year ended August 27, 2021 filed October 25, 2021 and (ii) the Form 8-K filed on January 4, 2022. We have reviewed and discussed your comments with representatives of the Company, which has instructed us to submit the responses set forth in this letter on its behalf. For your convenience, the comment is repeated in italics below.

Form 10-K for the Fiscal Year Ended August 27, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 48

We note your disclosure on page 48 that “over the same period, our total segment operating income grew by 90.9% to $160.8 million, or 10.7% operating margin, in 2021, compared to $84.2 million, or 7.5% operating margin, in 2020. See table below in “Segment Operating Income” for further details.” We note that segment operating income is a measure disclosed in the notes to financial statements on pages 91-92, as required by ASC 280.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

However, the combination of segment operating income amounts anywhere outside the notes to the financial statements is considered a Non-GAAP financial measure. Please revise to identify this measure as Non-GAAP when disclosed as a consolidated amount within MD&A, and to include the disclosures required by Item 10(e) of Regulation S-K. Your disclosure in the MD&A section of your Form 10-Q should be similarly revised.

In response to the Staff’s comment, the Company modified its disclosure on page 30 of the Form 10-Q filed with the Commission on April 5, 2022. The Company will continue to use the modified disclosure going forward.

Form 8-K filed January 4, 2022

Exhibit 99.1 Earnings Release, page 3

We note that in your Non GAAP profitability measures reconciled on page 5, you exclude the amortization of acquisition-related intangibles. Please revise to clearly disclose the nature of the amortization that is being excluded from the measure, and to disclose that while the expense is excluded, the revenue of the acquired company is reflected in the measure and that those assets contribute to the revenue generation.

In response to the Staff’s comment, the Company modified its disclosure on page 3 of the press release attached as Exhibit 99.1 to the Form 8-K filed with the Commission on April 5, 2022. The Company will continue to use the modified disclosure going forward.

Please feel free to contact me at (650) 565-7123 or mwellington@sidley.com with any questions or comments. Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Martin A. Wellington

Martin A. Wellington

cc:	Anne Kuykendall, SMART Global Holdings, Inc.